SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
1/23/17


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
759,026

8. SHARED VOTING POWER
670,228

9. SOLE DISPOSITIVE POWER
759,026
_______________________________________________________

10. SHARED DISPOSITIVE POWER
670,228


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,429,254 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

11.00%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________
1. NAME OF REPORTING PERSON
Bulldog Investors Group of Funds


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[x]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
759,026

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
759,026
_______________________________________________________

10. SHARED DISPOSITIVE POWER
0


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
759,026 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.84%

14. TYPE OF REPORTING PERSON

IC

___________________________________________________________

1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[x]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA

7. SOLE VOTING POWER
759,026

8. SHARED VOTING POWER
670,228

9. SOLE DISPOSITIVE POWER
759,026
_______________________________________________________

10. SHARED DISPOSITIVE POWER
670,228


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,429,254 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

11.00%

___________________________________________________________



14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
759,026

8. SHARED VOTING POWER
670,228

9. SOLE DISPOSITIVE POWER
759,026
_______________________________________________________

10. SHARED DISPOSITIVE POWER
670,228


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,429,254 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

11.00%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
759,026

8. SHARED VOTING POWER
670,228

9. SOLE DISPOSITIVE POWER
759,026
_______________________________________________________

10. SHARED DISPOSITIVE POWER
670,228


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,429,254 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

11.00%


14. TYPE OF REPORTING PERSON

IN
_______________________________________________________
Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #4 to the schedule 13D filed June 8, 2016. Except as specifically set forth herein, the Schedule 13D remains unmodified.


ITEM 4. PURPOSE OF TRANSACTION
See Exhibit A - Standstill Agreement


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSRS filed on September 1, 2016, there were 12,996,610 shares of common stock outstanding as of June 30, 2016. The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor.
As of January 23, 2017, Bulldog Investors, LLC is deemed to be the beneficial owner of 1,429,254 shares of PHF (representing 11.00% of PHF's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of,and dispose of, these shares. These 1,429,254 shares of PHF include 759,026 shares (representing 5.84% of PHF's outstanding shares) that are beneficially owned by Mr. Goldstein and the following entities over which Messrs. Goldstein, Dakos and Samuels exercise control: Opportunity Partners LP, Calapasas West Partners LP, Full Value Special Situations Fund, LP, Full Value Offshore Fund, Ltd., Opportunity Income Plus, Full Value Partners, LP, and MCM Opportunity Partners, LP (collectively, "Bulldog Investors Group of Funds"). Mr. Goldstein and the Bulldog Investors Group of Funds may be deemed to constitute a group. All other shares included in the aforementioned 1,429,254 shares of PHF beneficially owned by Bulldog Investors LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 670,228 shares (representing 5.16% of PHF's outstanding shares).

(b)Bulldog Investors,LLC has sole power to dispose of and vote 759,026 shares. Bulldog Investors, LLC has shared power to dispose of and vote 670,228 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of PHF's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog Investors, LLC.


c) Since the last filing on 11/25/16 the following shares of PHF were Bought:

Date:		        Shares:		Price:
11/25/16		14,400		6.9656
11/28/16		3,669		7.0256
11/29/16		500		7.0000
11/30/16		40		7.0500
12/01/16		2,595		7.0816
12/02/16		5,769		7.0787
12/05/16		9,064		7.0906
12/06/16		16,700		7.0965
12/06/16		7,800		7.1100
12/07/16		10,338		7.1330
12/08/16		7,700		7.1215
12/09/16		500		7.1800
12/12/16		9,700		7.1995
12/13/16		6,842		7.1926
12/14/16		2,800		7.1993



d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
See Exhibit A - Standstill Agreement


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit A


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 1/24/17

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.

Exhibit A:


				STANDSTILL AGREEMENT

This Standstill Agreement (the "Agreement") is made and entered into effective as of the 23rd day of January by and among J.P. Morgan Investment Management Inc. ("JPMIM") and Bulldog Investors, LLC and any present or future entities or accounts it manages, is affiliated with or controls (collectively, "Bulldog," and with JPMIM, each a "Party," and collectively the "Parties").

    WHEREAS, JPMIM is registered as an investment adviser with the Securities and Exchange Commission under the Investment Advisers Act of 1940, as amended, and acts pursuant to an investment advisory contract as the investment adviser to the Pacholder High Yield Fund, Inc. (the "Fund"), a Maryland corporation registered as a closed-end management investment company; and

    WHEREAS, Bulldog is deemed to be the beneficial owner of common stock of the Fund by reason of its power to vote and direct the disposition of such stock held by various entities for which it serves as investment adviser; and

    WHEREAS, Bulldog, by letter dated October 26, 2016, which letter was filed on November 1, 2016 with the Securities and Exchange Commission as an exhibit to an amendment on Form 13D, has announced its intention to submit, at the Fund's 2017 annual meeting of shareholders, a proposal to the Fund's Board of Directors ("Board") requesting that the Board promptly consider authorizing a self-tender offer for all outstanding common shares of the Fund at or close to net asset value ("NAV"), and if more than 50% of the Fund's outstanding common shares are tendered, that the tender offer should be cancelled and the Board should take the steps necessary to liquidate, merge, or convert the Fund to an open-end mutual fund (the "Tender Proposal"); and

    WHEREAS, Bulldog, by letter dated November 23, 2016, which letter was filed on November 25, 2016 with the Securities and Exchange Commission as an exhibit to an amendment on Form 13D, has also announced its intention to nominate twelve nominees for election to the Fund's Board also at the 2017 annual meeting of shareholders (the "Nominees" and together with the Tender Proposal, the "Bulldog Proposals"); and

    WHEREAS, JPMIM and Bulldog have entered into a separate non-disclosure agreement dated December 14, 2016 regarding confidentiality and other obligations with respect to discussions regarding the Bulldog Proposals and possible courses of action that the Fund could undertake to address the discount; and

    WHEREAS, the Parties to this Agreement wish to resolve matters concerning the Bulldog Proposals in a manner that is in the best interests of Fund shareholders;

    NOW, THEREFORE, in consideration of the mutual promises and covenants contained in this Agreement, and for other good and valuable consideration, and without any admission of liability, or inadequacy of claims whatsoever, by any of the Parties, the Parties hereto agree as follows:

1. JPMIM Obligations. Following the execution of this Agreement, JPMIM shall undertake, and propose to the Board, the following measures:

    (a) JPMIM shall recommend that the Board: (i) approve the liquidation of the Fund (the "Proposed Liquidation"); (ii) submit the Proposed Liquidation to a vote of the Fund's shareholders no later than at the Fund's 2017 annual meeting of shareholders scheduled to be held in May 2017; and
    (iii) recommend     that the shareholders approve the Proposed Liquidation;

    (b) JPMIM shall use, and shall recommend that the Fund use, good faith reasonable efforts to obtain necessary shareholder approval of the Proposed Liquidation;

    (c) If the Proposed Liquidation is approved by the Board and the shareholders, such liquidation shall take place promptly, but no later than July 31, 2017, provided, however, that in the event that extenuating circumstances, such as market conditions or other difficulty converting the Fund's assets into cash, result in it being in the best interests of shareholders to extend such period, the Board may extend such period as it deems necessary or advisable;

    (d) JPMIM shall recommend that the Fund issue a press release or other public announcement (the "Announcement") if the Board approves the Proposed Liquidation, such Announcement announcing the action taken by the Board and expressing support of the Proposed Liquidation;

    (e) If, after using reasonable efforts to obtain shareholder approval of the Proposed Liquidation, the Proposed Liquidation is not approved, JPMIM shall be released from any and all obligations hereunder and shall not be required to take any further action hereunder.

2. Bulldog Obligations. Provided that the Announcement is issued no later than January 24, 2017, effective upon the Announcement, Bulldog agrees as follows:

    (a) The Bulldog Proposals and nominees for the Board shall be deemed to have been withdrawn upon the Announcement being made and Bulldog shall not submit any other proposals or nominees;

    (b) Bulldog shall vote, or shall direct to be voted, all shares of the Fund over which Bulldog has sole or shared voting authority in accordance with the Board's recommendations, including on the following matters: (i) the Proposed Liquidation; and (ii) director nominations;

    (c) Bulldog shall not solicit any proxies with respect to proposals submitted or to be submitted to the Fund's shareholders, provided, however, that nothing in this Agreement may be interpreted as prohibiting Bulldog from encouraging other shareholders to vote as recommended by the Board;

    (d) Bulldog shall refrain from granting a proxy with respect to shares of the Fund other than to officers of, or other persons named as proxies by, the Fund;

    (e) Bulldog shall refrain from executing any written consent with respect to the Fund's shares other than as may be solicited by the Fund or its Board;

    (f) Bulldog shall refrain from seeking to exercise control or influence over the management or policies of the Fund;

    (g) Bulldog shall refrain from, directly or indirectly:

        (i) Proposing, or making any filing with respect to, any form of business combination, restructuring, recapitalization, dissolution or similar transaction involving the Fund, including, without limitation, a merger, tender or exchange offer, open-ending, share repurchase or liquidation of the Fund's assets; and

        (ii) Seeking the removal of any member of the Board.

    (h) Bulldog shall act solely as a "Passive Investor," which shall require Bulldog to conform with the following restrictions:

        (i) Bulldog shall refrain from joining, creating or collaborating with any group of unaffiliated third parties concerning the Fund, other than in accordance with the Board's recommendations;

        (ii) Bulldog shall refrain from providing any advice, aid or encouragement that is designed to do indirectly or to urge others, to do things that Bulldog has agreed not to do in the Agreement with respect to the Fund, including, but not limited to:

           aa. Putting forward shareholder proposals or director nominations;

           bb. Voting against any matter recommended by the Board; or

           cc. Threatening, commencing or joining a lawsuit or regulatory action against JPMIM, the Board of the Fund, the Fund, or any related party (other than to enforce the Agreement);

    (i) Bulldog shall not purchase or obtain control or seek to obtain control over any additional securities issued by the Fund until the date on which the Announcement is published. Nothing in this Agreement shall prevent Bulldog from purchasing shares of the Fund after that date, provided, however, that all shares held by Bulldog will be voted in accordance with the recommendations of the Board on any routine matters submitted to a vote of shareholders at an annual or special meeting;

    (j) If the Proposed Liquidation is not approved by shareholders, Bulldog shall, for the Fund's 2017 and 2018 shareholder meetings, (i) refrain from directly or indirectly making or supporting any shareholder proposals concerning the Fund including, without limitation, any nomination of a candidate for Director of the Board, (ii) vote in accordance with the Board's and management's recommendations at the 2017 shareholder meeting on any matters affecting the Fund and in accordance with the Board's and management's recommendations at the 2018 shareholder meeting unless inconsistent with Bulldog's fiduciary duties and proxy voting policies,
    (iii) refrain from directly or indirectly soliciting or encouraging others to vote against the Board's and management's recommendations on any matters affecting the Fund; and (iv) refrain from directly or indirectly proposing, or making any filing with respect to, any form of business combination, restructuring, recapitalization, dissolution or similar transaction involving the Fund, including, without limitation, a merger, tender or exchange offer, open-ending, share repurchase or liquidation of the Fund's assets.

3. Release of any claims; Covenants not to Sue.

(a) Bulldog, on behalf of itself, its heirs, beneficiaries, administrators, personal representatives, successors, assigns, parents, subsidiaries, shareholders, affiliates, and predecessors, as applicable, in exchange for the agreements and other consideration in this Agreement, (i) does hereby compromise, settle, and absolutely, unconditionally, and fully release and forever discharge each of JPMIM and the Fund and their current and former respective successors, subsidiaries, affiliates, employees, officers, directors, trustees, managers, investors and shareholders, and each of their respective attorneys, administrators, personal representatives, insurers and assigns (together, the "Released Fund Parties") of and from any and all claims, demands, debts, liens, obligations, fees and expenses, harm, injuries, liabilities, cause or causes of action, whether known or unknown, claimed or alleged, asserted or unasserted, either at law or in equity, whether statutory, in contract or in tort, of any kind or character which it has, or owns, or may now or in the future have or own for any claims arising out of or relating in any way to the Bulldog Proposals and matters referenced herein, and (ii) acknowledges and agrees that it will not now or in the future bring any claim, action, lawsuit, arbitration proceeding or other form of action against any of the Released Fund Parties, directly or indirectly, arising out of or in any way connected with any claim or potential claim released under this Agreement as referenced in Section 3(a)(i) above, and that this Agreement is a bar to any such claim, action, lawsuit, proceeding or other form of action.

(b) Subject to shareholder approval of the Proposed Liquidation, JPMIM, on behalf of itself, its heirs, beneficiaries, administrators, personal representatives, successors, assigns, parents, subsidiaries, shareholders, affiliates, and predecessors, as applicable, in exchange for the agreements and other consideration in this Agreement, (i) does hereby compromise, settle, and absolutely, unconditionally, and fully release and forever discharge Bulldog and its current and former respective successors, subsidiaries, affiliates, employees, officers, directors, trustees, managers, investors and shareholders, and each of their respective attorneys, administrators, personal representatives, insurers and assigns (together, the "Released Bulldog Parties") of and from any and all claims, demands, debts, liens, obligations, fees and expenses, harm, injuries, liabilities, cause or causes of action, whether known or unknown, claimed or alleged, asserted or unasserted, either at law or in equity, whether statutory, in contract or in tort, of any kind or character which it has, or owns, or may now or in the future have or own for any claims arising out of or relating in any way to the Bulldog Proposals and matters referenced herein, and (ii) acknowledges and agrees that it will not now or in the future bring any claim, action, lawsuit, arbitration proceeding or other form of action against any of the Released Bulldog Parties, directly or indirectly, arising out of or in any way connected with any claim or potential claim released under this Agreement as referenced in Section 3(b)(i)above, and that this Agreement is a bar to any such claim, action, lawsuit, proceeding or other form of action.

(c) Bulldog and JPMIM acknowledge and agree that the releases and covenants provided in this Section 3 are in no way an admission or acknowledgment of any liabilities, claims or causes of action that one party may have against the other.

(d) Notwithstanding anything to the contrary contained in this Agreement, the provisions of Section 3(a)and Section 3(b)shall not be deemed to preclude any claim by any party hereto alleging a breach of the terms of this Agreement.

4. Responsibility for Representatives. Each Party shall take reasonable measures to prevent its present and future officers, directors, partners, employees, representatives and affiliated persons from engaging in conduct otherwise prohibited by this Agreement.

5. No Disparagement. For a period of three (3) years from and after the date of this Agreement, the Parties shall refrain from directly or indirectly disparaging, impugning or taking any action reasonably likely to damage the reputation of each other, their affiliates or Representatives, or any of the members of the Board or the Fund. The foregoing shall not apply to any compelled testimony or production of information, either by legal process or subpoena or in connection with a response to a request for information from any governmental authority with jurisdiction over the Party from whom information is sought.

6. No Assignment. This Agreement shall be binding upon the Parties and, except as otherwise provided herein, upon their respective legal successors. No Party may assign this Agreement without the prior written consent of each other Party and any such attempted assignment shall be void.

7. Confidentiality. Neither party shall disclose the terms of this Agreement, unless such party determines in good faith that such disclosure is required by rule or law (including, in the case of Bulldog, by reason of federal securities law requirements in connection with its Schedule 13D filing requirements). The Parties acknowledge and agree that this Agreement will be filed as an exhibit to an amendment to the Schedule 13D, as amended, relating to the Fund filed by Bulldog.

8. Third-Party Beneficiaries. The Parties agree that the Fund is an intended third-party beneficiary of this Agreement, and that the Fund is entitled to rely upon, and may enforce, the terms and provisions hereof as if it were a party hereto.

9. Applicable Law. The validity of this Agreement, the construction and enforcement of its terms, and the interpretations of the rights and duties of the Parties shall be governed by the laws of the State of New York, without regard to conflicts-of-law principles.

10. Jurisdiction. The Parties agree that the venue for any action brought under this Agreement shall be the United States District Court for the Southern District of New York or, if that court lacks subject matter jurisdiction, any state court sitting in the City and County of New York.

11. Damages; Injunctive Relief. Each party acknowledges that a breach of its obligations under this Agreement may result in irreparable harm to the other party for which monetary damages will not be sufficient. Each party hereto agrees that, in the event of a breach or threatened breach by the other party of its obligations under this Agreement, the non-breaching party shall be entitled, in addition to its other rights and remedies hereunder or at law, to injunctive or other equitable relief, and such further relief as may be proper from a court of competent jurisdiction.

12. Modification. No modification, amendment, supplement to or waiver of this Agreement or of any of its provisions shall be binding upon the Parties hereto unless made in writing and duly signed by all Parties.

13. Invalidity. In the event that any one or more of the provisions of this Agreement shall for any reasons be held to be invalid, illegal or unenforceable, the remaining provisions of this Agreement shall be unimpaired, and the invalid, illegal or unenforceable provision or provisions shall be replaced by a mutually acceptable provision, which being valid, legal and enforceable, comes closest to the economic effect and intent of the Parties underlying the invalid, illegal or unenforceable provision or provisions.

14. No Waiver. A waiver or breach of any provision of this Agreement, or a default under this Agreement, shall not be deemed to be a waiver of any other provision of this Agreement or a subsequent breach or default of this Agreement. The failure or delay in enforcing compliance with any term or condition of this Agreement shall not constitute a waiver of such term or condition, unless compliance with such term or condition is expressly waived in writing.

15. Counterparts. This Agreement may be executed in one or more counterparts transmitted by facsimile or other electronic means, and each counterpart shall have the effect of an original.

16. Term and Termination. This Agreement shall remain in effect until the earliest of the following:

(a)December 31, 2017; or

(b) Such other date as the Parties may agree in writing;

provided, however, that Section 2(j) and Section 5 shall survive termination of this Agreement for the period of time required to give effect to each provision and Section 3 shall survive termination of this Agreement.

17. Notices. Unless otherwise provided herein, all notices called for by this Agreement shall be given in writing, or by facsimile transmission. Until notice is given to the contrary in accordance with this Paragraph 16, all notices to the respective Parties shall be directed to:

If to JPMIM:

Attention: Frank Nasta
J.P. Morgan Investment Management Inc.
270 Park Avenue
New York, NY 10017

If to Bulldog:

Attention: Phillip Goldstein
Bulldog Investors, LLC
250 Pehle Ave., Suite 708
Saddle Brook, NJ 07663
Telephone: (201) 881-7100
Facsimile: (201) 556-0097

18. Entire Agreement. This Agreement, together with any written agreement entered into by the Parties on or after the date of this Agreement, shall constitute the entire Agreement among the Parties and shall supersede all previous agreements, promises, proposals, representations, understandings and negotiations, whether written or oral, among the Parties respecting the subject matter hereof.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above, and each party represents and acknowledges that it possesses the requisite authority to execute this Agreement.

				J.P. MORGAN INVESTMENT MANAGEMENT INC.
					By: /s/ Brian Shlissel
					Name: Brian Shlissel
					Title: Managing Director

			        BULLDOG INVESTORS, LLC
					By: /s/ Phillip Goldstein
					Name: Phillip Goldstein
					Title: Member